Exhibit 99.1

Cenovus’s 2019 budget demonstrates cost leadership and capital discipline

Calgary, Alberta (December 11, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) remains committed to increasing shareholder value through cost leadership, capital discipline and safe and reliable operations. These commitments, in combination with the company’s high-quality upstream assets and joint ownership in strong refining assets, are expected to further strengthen Cenovus’s ability to generate free funds flow and continue deleveraging its balance sheet in 2019.

Cenovus plans to invest between $1.2 billion and $1.4 billion in 2019, with the majority of the budget going to sustain base production at its Foster Creek and Christina Lake oil sands operations. The company also plans to complete construction of the Christina Lake phase G expansion. The 4% reduction in total planned capital spending, compared with Cenovus’s 2018 forecast, is largely the result of efficiency improvements at the company’s oil sands operations and reduced development plans for the Deep Basin as a result of the current commodity price environment.

The structural improvements Cenovus has achieved at its oil sands operations have resulted in reduced costs for maintaining base production and adding new production and have positioned the company to create additional value with more efficient use of capital. Cenovus expects to continue to realize low per-barrel oil sands operating and sustaining capital costs in 2019.

“We remain focused on delivering on our commitments to shareholders,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “With our low cost base and strong operations, we already set the performance standard for the in situ oil sands industry. And, as a result of our recent efforts to reduce costs and maintain capital discipline, I believe we are an even stronger and more resilient company than we were a year ago, and are well positioned to create additional value and return cash to shareholders over the long term.”

Highlights: (2019 budget vs. October 30, 2018 guidance)

•	Per-barrel operating costs remaining essentially in line
•	Per-barrel oil sands sustaining capital costs down 17% due to efficiency improvements and additional incremental capacity from Christina Lake phase G
•	Industry leading full-cycle capital efficiencies at Christina Lake phase G of between $15,000 and $16,000 per barrel (bbl) of capacity
•	Crude-by-rail volumes expected to ramp up to approximately 100,000 barrels per day (bbls/d) by the end of 2019

Capital investment by asset ($ millions)
	2019 Budget	2018 Guidance
Oil sands	735 – 855	865 – 930
Deep Basin	50 – 75	195 – 215
Refining & marketing	240 – 275	180 – 210
Corporate[1]	150 – 175	70 – 90
Total capital investment	1,200 – 1,400	1,300 – 1,400

1 The majority of 2019 corporate capital is for the build-out of office space at Brookfield Place, for which Cenovus signed a long-term lease in 2013.

Average production forecast[1]
	2019 Budget	2018 Guidance	% change[2]
Foster Creek (Mbbls/d)	162 – 170	162 – 170	-
Christina Lake (Mbbls/d)	215 – 225	202 – 212	6
Total oil sands (Mbbls/d)	377 – 395	364 – 382	3
Deep Basin liquids (Mbbls/d)[3]	23 – 28	29 – 35	-20
Deep Basin natural gas (MMcf/d)	430 – 460	520 – 540	-16
Total Deep Basin (MBOE/d)[3]	95 – 105	116 – 125	-17
Total production (MBOE/d)[3,4]	472 – 500	481 – 509	-2

1 Oil volume forecasts for 2019 do not currently reflect the impact of the Government of Alberta’s mandated production curtailments scheduled to take effect on January 1, 2019.

2 Percentage change based on the midpoint of the ranges.

3 Includes oil and natural gas liquids (NGLs). See Advisory for information on conversion to barrels of oil equivalent (BOE).

4 Totals may not add due to rounding.

Market access

Cenovus made significant progress in strengthening its long-term market access position in 2018 through previously announced three-year strategic agreements with major rail companies to transport approximately 100,000 bbls/d of heavy crude oil from northern Alberta to various destinations on the U.S. Gulf Coast. The company has already begun shipping under these contracts and anticipates ramping up to 100,000 bbls/d through 2019 using Cenovus’s wholly-owned Bruderheim Energy Terminal near Edmonton, Alberta as well as existing contracted capacity at USD Partners’ oil-loading terminal in Hardisty, Alberta. The Bruderheim facility, which Cenovus purchased in 2015 to increase its transportation options, has current gross capacity of approximately 100,000 bbls/d, the majority of which supports third-party shipping. Cenovus plans to spend a moderate amount of capital in early 2019 to increase Bruderheim’s gross capacity to 120,000 bbls/d.

In addition to its rail agreements, Cenovus has firm capacity to the West Coast of 11,500 bbls/d on the existing Trans Mountain pipeline and 75,000 bbls/d of capacity to the U.S. Gulf Coast on the Flanagan South system. The company is also well positioned for future market access through its committed capacity on the proposed Keystone XL pipeline project and the Trans Mountain Expansion Project.

Including Cenovus’s net share of processing capacity at its jointly owned Wood River and Borger refineries in the U.S., existing pipeline commitments and plans to ramp up its crude-by-rail capacity, the company has the potential to protect between 55% and 60% of its forecast blended heavy oil volumes against the impact of low Western Canadian Select (WCS) prices.

Differentials

On December 2, 2018, the Government of Alberta mandated a temporary 8.7% oil production curtailment in the province, effective January 1, 2019. This measure is necessary to help reduce the relatively small oversupply of oil that led to record-high light-heavy oil price differentials and a collapse in the price of WCS in late 2018.

The full-year impact of the government-mandated production cuts is not currently reflected in Cenovus’s 2019 Guidance, which was published today. Based on preliminary estimates, the company expects combined January crude bitumen and crude oil production to be approximately 347,000 bbls/d. Once Cenovus has additional details about the implementation and duration of the curtailment plan, the company will provide an update on its production outlook for the year. Cenovus anticipates that the expected improvement in WCS prices as a result of the industry wide production curtailments will have a significant positive impact on its adjusted funds flow in 2019.

Over the past year, Cenovus has demonstrated its ability to respond to low commodity prices by safely slowing production while continuing to inject steam and storing mobilized barrels of oil in its reservoirs. As a result, the company is confident that it can achieve the government-mandated production curtailment levels in 2019 without impacting the integrity of its reservoirs.

Cenovus also has the ability to store produced oil in salt caverns located at its Foster Creek oil sands and Bruderheim rail-loading facilities. The Foster Creek cavern is already operational and the Bruderheim cavern is expected to become operational by the end of the first quarter of 2019. Cenovus has capacity to store nearly 3 million barrels of sales oil at the two facilities combined.

With the expected start-up of Enbridge’s Line 3 Replacement project and the ramp-up of incremental rail takeaway capacity in Alberta through late 2019 and into 2020, the company expects differentials to be at more historical levels through the balance of next year.

Oil sands

Cenovus benefits from having best-in-class in situ oil sands assets, with top-tier resources and industry-leading steam to oil ratios and low operating costs. As a result of improvements achieved over the past few years, the company’s oil sands facilities continue to demonstrate the ability to deliver safe and reliable operational performance at reduced cost, which will continue to be a focus in 2019.

Cenovus plans to spend 2019 sustaining capital of $575 million to $650 million, or $3.50/bbl to $4.00/bbl of installed capacity, to maintain base production at Foster Creek and Christina Lake. Approximately $100 million to $125 million has been allocated to complete construction of Christina Lake phase G, which has approved capacity of 50,000 bbls/d. Phase G is proceeding very well and is expected to be completed with full-cycle capital efficiencies of between $15,000 and $16,000 per barrel of capacity, which is industry leading. Phase G remains on track to begin production in the second half of 2019, assuming mandated production curtailments have been lifted. This coincides with the expected ramp-up of significant crude-by-rail takeaway capacity in Alberta and the potential start-up of Enbridge’s Line 3 Replacement project. Cenovus will continue to monitor oil price differentials and takeaway capacity to determine the optimal timing for the start-up of phase G. The company also plans to spend a minimal amount of capital on Foster Creek phase H, Christina Lake phase H and Narrows Lake to continue to advance each one to sanction-ready status.

Cenovus will continue to focus on maintaining its position as an in situ cost leader. In 2019, the company expects total per-barrel oil sands operating costs to increase slightly compared with its 2018 forecast. The increase is mainly associated with the expected start-up of Christina Lake phase G, including higher initial steam rates, and planned maintenance at Christina Lake in early 2019. Companywide per-barrel operating costs are expected to remain essentially in line with Cenovus’s 2018 forecast.

The company is forecasting average oil sands production of 377,000 bbls/d to 395,000 bbls/d in 2019, a 3% increase at the midpoint compared with the midpoint of its forecast for 2018, largely due to the expected start-up of Christina Lake phase G, offset by planned turnaround activity at Christina Lake. Cenovus conducted minimal turnaround activity in its oil sands business in 2018. Forecast production for 2019 does not currently include the impact of mandated production curtailments scheduled to take effect on January 1, 2019.

Oil sands operating costs
	2019 Budget	2018 Guidance	% change[1]
Foster Creek ($/bbl) Fuel Non-fuel Subtotal	1.50 – 2.00 6.50 – 7.50 8.00 – 9.50	2.00 – 2.25 6.50 – 7.00 8.50 – 9.25	-18 +4 -1
Christina Lake ($/bbl) Fuel Non-fuel Subtotal	1.50 – 2.00 4.50 – 5.50 6.00 – 7.50	1.75 – 2.00 4.25 – 4.75 6.00 - 6.75	-7 11 6
Total oil sands[2] ($/bbl) Fuel Non-fuel Subtotal	1.50 – 2.00 5.35 – 6.35 6.85 – 8.35	1.85 – 2.10 5.25 – 5.75 7.10 – 7.85	-11 6 2

1 Percentage change based on the midpoint of the ranges.

2  Based on a volume-weighted average.

Oil sands sustaining capital costs
	2019 Budget	2018 Guidance	% change[1]
Total ($ millions)	575 – 650	600 – 675	-4
Per-unit ($/bbl)[2]	3.50 – 4.00	4.25 – 4.75	-17

1 Percentage change based on the midpoint of the ranges.

2 Based on total installed capacity.

Deep Basin

Cenovus has a large land base in the Deep Basin fairway in northwestern Alberta and northeastern British Columbia with high-quality producing and development assets. Initial well results following the company’s modest 2018 drilling and development program have been very encouraging. However, in response to the current commodity price environment and the company’s continued focus on near-term debt reduction, Cenovus has reduced its investment and drilling plans for the Deep Basin in 2019. Over the course of the year, the company will be working to optimize its operating model in the Deep Basin, with the goal of reducing costs, improving efficiency and maximizing value.

Cenovus plans to invest between $50 million and $75 million in the Deep Basin next year, with minimal capital allocated to drilling and completions activities. Production is expected to be between 95,000 barrels of oil equivalent per day (BOE/d) and 105,000 BOE/d in 2019, down 17% from forecast 2018 levels, mainly due to asset divestitures in 2018 and natural production declines that reflect the reduced capital spend in late 2018 and 2019. The company made good progress in reducing operating costs in the Deep Basin in 2018 and expects to make further improvements to hold per-barrel operating costs essentially flat next year compared with its 2018 forecast, even as production declines.

Deep Basin operating costs
	2019 Budget	2018 Guidance	% change[1]
Deep Basin[2] ($/BOE)	7.75 – 8.75	7.50 – 8.50	3

1 Percentage change based on the midpoint of the ranges.

2 Includes oil, natural gas liquids and natural gas.

Downstream

As a result of consistently strong operating performance and high utilization rates at Cenovus’s jointly owned Wood River and Borger refineries in the U.S., which are operated by Phillips 66, the refineries have each been rerated to reflect higher processing capacity. Crude capacity at Wood River was rerated to 333,000 bbls/d from 314,000 bbls/d, while capacity at Borger was rerated to 149,000 bbls/d from 146,000 bbls/d. The new capacity ratings take effect January 1, 2019.

Through its 50% ownership in the Wood River and Borger refineries, approximately 25% of Cenovus’s blended oil production is mitigated against the impact of light-heavy oil differentials. When differentials are wide and Canadian heavy oil prices are discounted, the company’s refineries benefit from a feedstock cost advantage. Because refined product pricing is correlated to Brent Crude, the company also benefits when Brent is priced at a premium to West Texas Intermediate (WTI). Cenovus’s refining assets have consistently demonstrated value through their ability to generate significant free funds flow when Canadian heavy oil prices are low, helping to offset the pricing impact on the company’s upstream assets.

In 2019, Cenovus plans to spend $240 million to $275 million on its Refining and Marketing segment, with approximately half of the capital going towards base maintenance, reliability, and safety projects and the remainder going towards projects focused on improving yield and profitability.

Corporate

Cenovus anticipates 2019 general and administrative (G&A) costs of $1.91/BOE compared with its 2018 forecast of $1.87/BOE. Total G&A costs for 2019 are expected to be between $325 million and $350 million, consistent with the 2018 forecast.

As part of its plan to increase workspace efficiency while reducing overall real estate costs, Cenovus expects to move all of its Calgary based staff into Brookfield Place over the course of 2019, starting in January. The company has allocated approximately $100 million next year to essentially complete the build out of the Brookfield Place office space. Cenovus remains focused on reducing its real estate costs through an active subleasing program and is not renewing existing Calgary office leases as they expire. The company recently made significant progress in reducing its long-term fixed real estate costs by subleasing additional floors of The Bow. To date, the company has subleased approximately 40% of its space at The Bow and will focus on subleasing additional excess office space as staff transfer to Brookfield Place.

Technology

While the budget for technology development in 2019 remains modest, Cenovus continues to advance key strategic initiatives that are expected to provide both cost and environmental benefits and are aligned with the company’s long-term goals. This includes ongoing work on solvents, partial upgrading and advancing Cenovus’s new oil sands facility design. Initial progress on these initiatives has shown promising results, and if implemented commercially, the technologies have the potential to significantly reduce Cenovus’s costs and greenhouse gas (GHG) emissions intensity. The company expects to be able to more fully pursue these advancements once the balance sheet improves and there are funds available to invest in these value-add projects. In addition, Cenovus is investing in upgrades to the company’s information technology systems to improve productivity and reliability and take full advantage of data analytics and automation opportunities.

Cenovus remains committed to reducing its GHG emissions intensity over time and is tracking emissions on its corporate scorecard to encourage continuous improvement. Since the company’s ability to make meaningful strides towards reducing its GHG emissions intensity is largely dependent on future capital investment in technology, Cenovus is not setting a specific target or timeline for additional emissions reductions at this time.

Deleveraging the balance sheet

Cenovus has made significant progress in deleveraging its balance sheet in 2018 using free funds flow and proceeds from the sale of its Pipestone business in the Deep Basin in September for $625 million, before closing adjustments. As part of its continued focus on deleveraging in 2019, the company will continue to prioritize reducing debt through free funds flow from its low-cost operations and proceeds from potential additional sales of non-core Deep Basin assets. Given the challenging commodity price environment, Cenovus does not have a specific timeline for achieving additional divestitures and will pursue transactions in 2019 only if they generate strong value for the assets involved.

S&P Global Ratings recently affirmed Cenovus’s credit rating at BBB and improved its outlook to stable from negative, citing the company’s consistently strong operating performance, competitive cost structure in its heavy oil focused upstream segment and the strong cash flow from its joint-venture ownership of the Wood River and Borger refineries. Cenovus continues to maintain three investment grade credit ratings and is targeting a long-term net debt to adjusted earnings before interest, taxes, depreciation and amortization ratio of less than two times.

Hedging

Cenovus has not added any new corporate commodity hedges during the fourth quarter. As of December 10, 2018 the company had 19,000 bbls/d of WTI collars in place for 2019, with a floor price of US$50.00/bbl and upside participation to US$62.08/bbl.

Guidance

Cenovus has made its 2019 guidance available at cenovus.com under ‘Investors.’

ADVISORY

Basis of Presentation. Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Barrels of Oil Equivalent. Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal. This news release contains references to adjusted funds flow, free funds flow, and net debt to adjusted EBITDA, which are non-GAAP measures that do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS). Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other companies. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional

Subtotals” and the Advisory section of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended September 30, 2018 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “budget”, “capacity”, “commitment”, “estimate”, “expect”, “focus”, “forecast”, “goal”, “guidance”, “opportunity”, “plan”, “position”, “potential”, “schedule”, “strategy”, “target”, or similar expressions and includes suggestions of future outcomes, including statements about: our strategy and related milestones and schedules; projections for 2019 and future years and our plans to realize such projections; our priorities and other statements relating to forecast capital spending, cost reductions, production guidance, debt reduction, including through free funds flow and asset sales, capital discipline and free funds flow as well as targeted net debt to adjusted EBITDA ratio; expected crude oil and crude bitumen production; expected impacts of our rail commitments and our timeline and ability to ramp up our oil-by-rail; our expectations regarding price differentials for Western Canadian oil, including the impact of mandated and voluntary production curtailments, the planned ramp-up of Canadian oil-by-rail activity and the anticipated start-up in the second half of 2019 of Enbridge’s Line 3 Replacement project, and our ability to take steps to mitigate against such differentials; our positioning to generate significant free funds flow as market conditions improve and price differentials return to more historic levels; our pipeline capacity commitments; the percentage of Cenovus’s blended heavy oil volumes that can be partially mitigated against wider differentials; expected outcomes of the company's hedge positions, including relative to forecast oil production and expected impacts with respect to the company's light-heavy crude oil differential exposure; expected impacts of the company's capacity for storage in its oil sands reservoirs; full-year production volume and steam to oil ratio forecasts; Christina Lake phase G expansion progress, including relative to budget and schedule, expected production capacity and expected capital costs, including relative to previous estimates; the company’s intention to further focus its portfolio and reduce debt by divesting more of its Deep Basin assets; and all statements related to the company’s updated 2018 and 2019 guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: Brent price of US$66.50/bbl, WTI price of US$57.00/bbl; WCS price of US$30.00/bbl; AECO natural gas price of $1.75/Mcf; Chicago 3-2-1 crack spread of US$16.50/bbl; exchange rate of $0.76 US$/C$ and other assumptions identified in Cenovus’s updated 2019 Guidance (available at cenovus.com); projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; future improvements in availability of product transportation capacity, including that major North American refineries will return to normal operations following scheduled maintenance, Canadian oil-by-rail activity will ramp-up as planned, and the expected impact of mandated and voluntary production curtailments, as well as available storage capacity, will be realized, and Enbridge’s Line 3 Replacement project will start up in late 2019 as announced; future narrowing of crude oil differentials; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; ability to complete asset sales, including with desired transaction metrics and expected timelines; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the period ended September 30, 2018 as well as its MD&A, Annual Information Form (AIF) and Form 40-F for the year ended December 31, 2017 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Sherry Wendt Director, Investor Relations 403-766-5489 Mark Austin Senior Advisor, Investor Relations 403-766-3926 Investor Relations general line 403-766-7711	Media Relations Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751